SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2019
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Senior Executive Vice President and
Chief Financial Officer

Date: August 7, 2019

List of materials

Documents attached hereto:

i) Translation of the Share Buyback Report for the period from July 1, 2019 to July 31, 2019, filed with the Director General of the Kanto Finance Bureau by SONY CORPORATION on August 7, 2019

[This is a translation of the Share Buyback Report for the period from July 1, 2019 to July 31, 2019, filed with the Director General of the Kanto Finance Bureau by SONY CORPORATION on August 7, 2019]

Class of Shares: Common Stock

1.	Status of Repurchase
(1) Status of a repurchase pursuant to a resolution approved at a General Meeting of Shareholders
Not applicable

(2) Status of a repurchase pursuant to a resolution approved at a meeting of the Board of Directors
(as of July 31, 2019)
	Number of Shares		Total Amount (Yen)

Resolution approved at the meeting of the Board of Directors held on May 16, 2019 (Period of Repurchase: May 17, 2019 to March 31, 2020）		60,000,000 (Maximum)	200,000,000,000 (Maximum)
Repurchases during the reporting month	July 16	70,100	413,254,100
(Date of repurchase)	July 17	63,600	375,753,100
	July 18	81,400	471,083,000
	July 19	74,400	432,113,000
	July 22	36,500	212,121,300
	July 23	49,000	287,010,200
	July 24	55,900	333,269,800
	July 25	43,800	258,784,900
	July 26	53,000	315,001,200
	July 29	46,000	270,808,000
	July 30	49,900	293,606,100
	July 31	94,700	585,293,600
Total	―	718,300	4,248,098,300
Total number of shares repurchased as of the end of the reporting month		5,464,400	29,570,903,400
Progress of the repurchase (%)		9.11	14.79

Note 1:  The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.
Note 2:  It was resolved at the meeting of the Board of Directors held on May 16, 2019 that the method of repurchase is expected to be an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.

2.	Status of Disposition
Not applicable

3.	Status of Shares Held in Treasury
(as of July 31, 2019)
Status as of the end of the reporting month	Number of Shares
Total number of shares issued	1,271,743,740
Number of treasury stock	25,956,905

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